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09058962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 Washington Boulevard, 27th Floor
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Bank Center (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/9

BP 3/11

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Securities LLC, as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P., General Securities Principal

Title

Notary Public

DONNA AMABILE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 25, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BNY MELLON SECURITIES LLC

(formerly Mellon Securities LLC)

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-9942

Independent Auditors' Report

Members of the Board of Directors of The Bank of New York Mellon Corporation,
BNY Mellon Securities LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Securities LLC (the Company), formerly Mellon Securities LLC, an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation (BNYM) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Mellon Securities LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Pittsburgh, Pennsylvania
February 26, 2009

BNY MELLON SECURITIES LLC
(formerly Mellon Securities LLC)
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	24,866,153
Securities owned, at market value		17,004
Accounts receivable		61,232
Receivables from affiliates		12,887,470
Goodwill		28,843,776
Deferred tax assets		11,419,048
Other assets		73,802
Total assets	$	78,168,485
Liabilities and Member's Equity		
Securities sold, not yet purchased, at market value	$	1,134,080
Payables to affiliates		2,255,445
Income tax payable to affiliate		1,952,353
Litigation reserve		27,000,000
Other liabilities and accrued expenses		481,515
Total liabilities		32,823,393
Member's equity		45,345,092
Total liabilities and member's equity	$	78,168,485

See accompanying notes to financial statements.

(1) Organization

BNY Mellon Securities LLC (the Company), formerly Mellon Securities LLC, is a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS). MIS is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNYM).

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a registered investment adviser under the Investment Advisers Act of 1940. Security transactions are effected through a clearing organization on a fully disclosed basis. The Company's primary business involves engaging in the execution of security orders on an agency basis for MIS and certain institutional investors.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Securities Transactions

Securities owned and securities sold, but not yet purchased, are reported on a trade-date basis and stated at market value.

(c) Income Taxes

The Company is a single member limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes.

The Company's results for the year ended December 31, 2008 will be included in the consolidated BNYM federal tax return for the year ended December 31, 2008. Pursuant to a tax-sharing agreement with BNYM, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated BNYM tax return. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds.

(e) Goodwill

Goodwill represents the excess of allocated acquisition costs over fair value of assets acquired. Goodwill has an indefinite useful life and is not amortized but instead is tested for impairment at least annually.

(3) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. At December 31, 2008, the Company had net capital of $4,255,008, which was $3,975,008 in excess of required net capital.

(4) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

(5) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of BNYM. Under operating agreements, certain affiliates provide the Company with various support services. The significant affiliate amounts at December 31, 2008 are as follows:

Receivables from affiliates	$	12,887,470
Payables to affiliates		2,255,445
Income tax payable to affiliate		1,952,353

At December 31, 2008, receivable from affiliates includes $11,379,073 in receivables from the Company's clearing organization. Of the cash held at the clearing organizations, $100,000 is subject to withdrawal restrictions.

(6) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased at market value at December 31, 2008 consists of equity securities.

(7) Goodwill

The Company was allocated goodwill of $15,388,776 as a result of The Bank of New York Company, Inc.'s acquisition of Mellon Financial Corporation on July 1, 2007. This allocation was based on an estimate of the excess of Mellon Financial Corporation's allocated purchase price over the fair value of its net assets. $13,455,000 additional goodwill was recorded during 2008 for the portion of the litigation reserve attributed to periods prior to the Company's acquisition less deferred tax thereon, resulting in a balance of $28,843,776 on December 31, 2008. The Company has performed an impairment test as of December 31, 2008 and concluded that goodwill was not impaired.

(8) Pension and Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan, sponsored by BNYM, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of BNYM, an analysis setting forth the plan's funded status at December 31, 2008 cannot be separately determined for the Company. At December 31, 2008, the plan was overfunded.

The Company participates in a defined contribution retirement savings plan, sponsored by MIS, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pretax basis, 1% to 15% of their total compensation via payroll deductions, subject to certain maximum limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by BNYM.

The Company participates in other employee benefit plans, sponsored by BNYM, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, coinsurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of BNYM, an analysis setting forth the funded status of the plans at December 31, 2008 cannot be separately determined for the Company.

(9) Stock-based compensation

The Company participates in the Long-Term Incentive Plans of The Bank of New York Mellon Corporation which provide for the issuance of stock options and other stock-based awards to employees of the Company.

The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest on continued service with The Bank of New York Mellon Corporation and its subsidiaries including the Company for a specified period, generally three to five years following the date of grant. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

(10) Income Taxes

Included in the accompanying statement of financial condition is a deferred tax asset of $11,419,048 primarily resulting from the treatment of the accrued litigation reserve.

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 since it is more likely than not that the deferred tax asset will be realized pursuant to the tax sharing agreement with BNYM.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions. As such, there was no impact to member's equity.

(11) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Statements*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value, using observable publicly quoted market prices.

(12) Commitments and Contingencies

In the course of a routine review of customer accounts, the Company became aware of circumstances suggesting that employees of the Company, which executes orders to purchase and sell securities on behalf of Mellon Investor Services LLC, failed to comply with certain best execution and regulatory requirements in connection with agency cross trades. BNY Mellon is reviewing the trades and is in the process of determining the extent of any remediation. BNY Mellon self-disclosed this matter to the Financial Industry Regulatory Authority (FINRA) and the SEC on a voluntary basis. A reserve has been established in the amount of $27,000,000 against possible future litigation. Of this amount, $13,455,000 (net of deferred taxes of $9,545,000) related to periods prior to July 1, 2007 was, therefore, recorded as an increase to goodwill.